Exhibit 99.1

News Release

For Immediate Release

OvaScience Welcomes John Sexton, President of New York University, to
Board of Directors

CAMBRIDGE, Mass., April 30, 2015 – OvaScienceSM (NASDAQ: OVAS), a global fertility company focused on the discovery, development and commercialization of new treatment options, announced today the appointment of John E. Sexton, Ph.D., President of New York University (NYU), to the OvaScience Board of Directors.

“John’s leadership has been instrumental in elevating the global recognition of NYU, including establishing world-class campuses as well as academic and research sites internationally,” said Michelle Dipp, M.D., Ph.D., Chief Executive Officer and Co-Founder of OvaScience. “His personal passion for our mission to bring new fertility treatments to patients and his ability to build successful international operations will be assets to OvaScience as we expand our global presence.”

“I personally understand the difficulty many people face when undergoing in vitro fertilization and why innovations in fertility are so desperately needed,” said Dr. Sexton. “OvaScience’s technology is founded in strong science that has already yielded a new treatment designed to enhance IVF, and I am pleased to join the Board as the Company prepares to introduce future fertility treatments to patients.”

Dr. Sexton is the fifteenth President of NYU, serving in the role since 2001. He is a Fellow of the American Academy of Arts and Sciences, a member of the Council on Foreign Relations, and a past member of the Executive Committee of the Association of American Universities. He previously served as the Chairman of the Board of the Federal Reserve Bank of New York and Chair of the Federal Reserve Systems Council of Chairs. He was awarded the TIAA-CREF Hesburgh Award for Leadership Excellence, the Foreign Policy Association Medal, the NASPA President’s Award for advancing the quality of student life at NYU, and was named one of the “Top Ten College Presidents” by TIME magazine. Earlier in his career at NYU, he was the Dean and Benjamin Butler Professor of Law at NYU School of Law. Prior to NYU, Dr. Sexton was Law Clerk to Chief Justice Warren Burger of the United States Supreme Court and to Judges David Bazelon and Harold Leventhal of the United States Court of Appeals. Additionally, Dr. Sexton served as Special Master Supervising Pretrial Proceedings in the Love Canal Litigation. He also served as Professor of Religion and Department Chair at Saint Francis College. Dr. Sexton is a published author of several books, chapters, articles and Supreme Court briefs. Dr. Sexton holds a B.A. in History from Fordham College, an M.A. in Comparative Religion and a Ph.D. in History of American Religion from Fordham University, and a J.D. from Harvard Law School.

About OvaScience

OvaScience (NASDAQ: OVAS) is a global fertility company dedicated to improving treatment options for women around the world. OvaScience is discovering, developing and commercializing new fertility treatments because we believe women deserve more options. Each OvaScience treatment is based on the Company’s proprietary technology platform that leverages the breakthrough discovery of egg precursor (EggPCSM) cells — immature egg cells found inside the protective ovarian lining. The AUGMENTSM treatment, a fertility option specifically designed to improve egg health, is available in certain IVF clinics in select international regions outside of the

United States. OvaScience is developing the OvaPrimeSM treatment, which could increase a woman’s egg reserve,  and the OvaTureSM treatment, a potential next-generation IVF treatment that could help a woman produce healthy, young, fertilizable eggs without hormone injections. For more information, please visit www.ovascience.com and www.augmenttreatment.com and connect with us on Twitter and Facebook.

Forward-Looking Statements

This press release includes forward-looking statements about the Company’s business and development plans for the AUGMENT treatment and its two fertility treatments in development. Actual results may differ materially from those indicated by these forward-looking statements as a result of various important factors, including risks related to: the possibility that international IVF clinics that we work with may determine not to begin or continue providing the AUGMENT treatment for commercial or other reasons; our expectation that the AUGMENT treatment and OvaPrime treatment meet the requirements of a class of products exempt from premarket review and approval under applicable regulations in those countries where we have launched or plan to introduce the AUGMENT treatment and plan to introduce the OvaPrime treatment; the commercial ramp up of the AUGMENT treatment, which we expect will depend upon the successful transition of ACE clinics to commercial operations, the addition of new ACE clinics, and the results from ACE clinic experience as they become available; the science underlying our treatment and treatments in development (including the AUGMENT, OvaPrime and OvaTure treatments), which is unproven; our ability to obtain regulatory approval where necessary for our potential treatments; our ability to develop our potential treatments, including the OvaPrime and OvaTure treatments, on the timelines we expect, if at all; our ability to commercialize the AUGMENT treatment and our potential treatments, including the OvaPrime treatment, on the timelines we expect, if at all; as well as those risks more fully discussed in the “Risk Factors” section of our most recently filed Quarterly Report on Form 10-Q and/or Annual Report on Form 10-K. The forward-looking statements contained in this press release reflect our current views with respect to future events. We anticipate that subsequent events and developments will cause our views to change. However, while we may elect to update these forward-looking statements in the future, we specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing our view as of any date subsequent to the date hereof.

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Contacts:

Theresa McNeely

EVP, Chief Communications Officer

tmcneely@ovascience.com

617-299-7356

Media

Cara Mayfield

Director, Corporate Communications

cmayfield@ovascience.com

617-714-9638